UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 1, 2012

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JULY 25th, 2012

Date, Time and Place: Held on July 25th, 2012, at 09:00AM, at the L’Hotel Porto Bay, at Alameda Campinas, no. 266, Jardim Paulistano in the City and State of São Paulo.

Call notice: The Board of Directors’ members were duly summoned, in accordance with the Company’s by-law.

Attendance: All members of the Board of Directors of the Company were present: Messrs: José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Julio Cesar Maciel Ramundo); and Raul Calfat.

Presiding:	José Luciano Duarte Penido — Chairman of the Board of Directors.
Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) Assign the receipt of the Company’s Financial Statements, relative to the Second Quarter 2012 (ii) Nominate the new Secretary of Audit and Risks Committee and ratify its composition; (iii) Assign the resignations of Sustainability Committee and Personnel and Remunerations Committees’ members and ratify its respective compositions.

Resolutions: After discussion and analysis of the matters included on the agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors:

(i)      Assign the receipt of the Company’s Financial Statements, related to the Second Quarter 2012, which will be disclosed to the market on July 26, 2012.

(ii) Nominate Mr. Everson Zaczuk Bassinello to hold the position of Secretary of Audit and Risks Committee, previously occupied by Ms. Adrianne Soave. Therefore, the Board of Directors ratify that the Audit and Risks Committee is composed as follows:

AUDIT AND RISKS COMMITTEE

Coordinator and Finance Specialist:	Samuel de Paula Matos
Members:	Antônio Luiz Pizarro Manso
Maurício Aquino Halewicz
Secretary:	Everson Zaczuk

(iii)    Assign Mr. Ignacy Sachs resignation from his duty as member of the Sustainability Committee with effects as of July 1st, 2012. Therefore, the Board of Directors ratify that the Sustainability Committee is composed as follows:

SUSTAINABILITY COMMITTEE

Coordinator:	José Luciano Penido
Members:	Ailton Krenak
Aires Galhardo
Cláudio Valladares Pádua
Francisco Valério
Ricardo Young Silva
Sergio Besserman Vianna
Sergio Weguelin
Member and Secretary:	Carlos Alberto de Oliveira Roxo

(iv)   Assign Ms. Victoria Cristina Bloch resignation from his duty as member of the Personnel and Remuneration Committee with effects as of September 1st, 2012.

Therefore, the Board of Directors ratify that the Sustainability Committee will be composed as follows:

PERSONNEL AND REMUNERATION COMMITTEE

Coordinator:	Gilberto Lara Nogueira
Members:	Alexandre Gonçalves Silva
José Armando de Figueiredo Campos
José Luciano Penido
Secretary:	Luiz Fernando Torres Pinto

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Laura Bedeschi Rego de Mattos (alternate of Julio Cesar Maciel Ramundo); Raul Calfat; e Claudia Elisete Rockenbach Leal — Secretary

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on July 25th, 2012, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2012

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO